UNITED STATES OF AMERICA
                 Before the
     SECURITIES AND EXCHANGE COMMISSION
-----------------------------------------------

              In the Matter of

NATIONAL FUEL GAS COMPANY                                  FIFTEENTH
LEIDY HUB, INC.                                           CERTIFICATE
ELLISBURG-LEIDY NORTHEAST HUB COMPANY                     PURSUANT TO
                                                            RULE 24
File No. 70-8417

(Public Utility Holding Company Act of 1935)
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                  In accordance  with the terms of the Order dated July 29, 1994 issued to National Fuel Gas Company ("National") authorizing Leidy Hub, Inc., a subsidiary of National to enter into a partnership with Hub Services, Inc., a subsidiary of Natural Gas Clearinghouse (File No. 70-8417, HCAR No. 35-26093), attached as Exhibit A is an income statement of Ellisburg-Leidy Northeast Hub Company (the Partnership) for the three months ended June 30, 1997. Also attached as Exhibit B is a balance sheet for the Partnership at June 30, 1997. Exhibit C is the income statement of Leidy Hub, Inc. for the three and twelve months ended June 30, 1997, and Exhibit D is the balance sheet for Leidy Hub, Inc. at June 30, 1997.

                  IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 8th day of August, 1997.



                  LEIDY HUB, INC. AND NATIONAL FUEL GAS COMPANY



                  By /s/Gerald T. Wehrlin
                     ------------------------------------------
                                Gerald T. Wehrlin
                    Secretary and Treasurer, Leidy Hub, Inc.
                      Controller, National Fuel Gas Company

                                  EXHIBIT INDEX
                               (File No. 70-8417)



(1)     Exhibit A -        Income Statement of Ellisburg-Leidy Northeast Hub
                           Company for the Three Months Ended June 30, 1997.

(2)     Exhibit B -        Balance Sheet of Ellisburg-Leidy Northeast Hub
                           Company as of June 30, 1997.

(3)     Exhibit C -        Income Statement of Leidy Hub, Inc. for the Three
                           and Twelve Months Ended June 30, 1997.

(4)     Exhibit D -        Balance Sheet of Leidy Hub, Inc. as of June 30, 1997.